Freightos Limited

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

December 27, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	Freightos Limited
Registration Statement on Form F-4
File No. 333-268742

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Freightos Limited hereby requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that it will become effective at 4:00 p.m. Eastern time on December 28, 2022, or as soon as practicable thereafter.

Please contact Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783 with any questions, and please notify him when this request for acceleration has been granted.

Sincerely,

FREIGHTOS LIMITED

By:	/s/ Zvi Schreiber
Name: Zvi Schreiber
Title: Chief Executive Officer

cc:	Stephen P. Alicanti, DLA Piper LLP (US)
Jeremy Lustman, DLA Piper LLP (US)
Jon Venick, DLA Piper LLP (US)